September 24, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Paik

Re:	CytoDyn Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 7, 2018

File No. 000-49908

Dear Ms. Paik:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter, dated September 14, 2018 (the “Comment Letter”), from Irene Paik, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 7, 2018 (the “Preliminary Proxy Statement”) in connection with the Company’s annual meeting of its stockholders (the “Annual Meeting”).

For ease of reference, set forth below in bold is the comment of the staff of the Commission (the “Staff”) with respect to the Preliminary Proxy Statement, as reflected in the Comment Letter. The Company’s response is set forth below the comment.

The Company has authorized us to respond to the Comment Letter as follows:

1.

We note that one of the reasons you are seeking the authorization of additional shares of common stock is to allow the company to issue shares of common stock as consideration in the ProstaGene transaction. Please revise your preliminary proxy statement to provide the disclosure required by Items 11(e), 13 and 14 of Schedule 14A, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please explain why such disclosure is not required.

In response to the Comment Letter, the Company has considered the application of Note A of Schedule 14A and has concluded that the proposal to approve the amendment to the Company’s charter to increase the number of authorized shares of common stock (the “Proposal”) is not also a solicitation with respect to the consummation of the ProstaGene transaction described in the Preliminary Proxy Statement (the “ProstaGene Transaction”), because the issuance of common stock in the ProstaGene Transaction is not the primary purpose of the Proposal, as set forth in Part I of this response, and also because the ProstaGene Transaction is not conditioned upon the approval of the Proposal and will close regardless of the outcome of the stockholder vote, as set forth in Part II of this response. In any event, as set forth in Part III of this response, the Company believes that the information currently disclosed in the Preliminary Proxy Statement includes all of material information stockholders may require to make an informed voting decision about the Proposal. The reasons for the Company’s conclusions are set forth in greater detail below.

I.	The ProstaGene Transaction is not the primary purpose of the Proposal.

As stated on page 2 of the Preliminary Proxy Statement, “[t]he primary reasons for the increase in authorized shares of Common Stock are to have sufficient shares available for possible future financings, acquisition transactions, joint ventures and other general corporate purposes […].” While the ProstaGene Transaction is one example of a potential use of such authorized shares, it is not the primary reason for the Proposal. The primary reason for the Proposal is to provide for additional shares of common stock that can be issued in public and private capital raising transactions to fund the Company’s ongoing business operations.

As an early stage biotechnology company whose main drug candidate has not yet been approved by the Food and Drug Administration, the capital markets are the Company’s most critical mechanism for funding its operations and clinical development. As of September 20, 2018, as illustrated in the chart below, the Company had only 19,096,436 shares of common stock authorized and available for future issuance.

Shares of Common Stock	As of September 20, 2018
Authorized	450,000,000

Issued and outstanding	253,610,949

Reserved for:
Exercise of outstanding warrants	144,528,080
Conversion of outstanding convertible notes	15,830,809
Exercise of outstanding stock options	13,182,513
Issuance under equity incentive plans	2,428,048
Conversion of outstanding Series B Convertible Preferred Stock	921,000
Payment of undeclared dividends on outstanding Series B Convertible Preferred Stock	402,165

177,292,615

Available for future issuance	19,096,436

As explained more fully in Part II of this response, the ProstaGene Transaction is not conditioned upon the approval of the Proposal and will close regardless of the outcome of the stockholder vote.1 However, without the approval of the Proposal, the Company will be severely limited in its ability to conduct critically necessary future capital raising transactions, the proceeds of which are instrumental to the Company’s ongoing business operations, due to the

[1]

If the Proposal is not approved prior to the closing date of the ProstaGene Transaction, the Company will be required to close the ProstaGene Transaction by issuing shares of newly designated Series C Convertible Preferred Stock as transaction consideration.

limited number of authorized shares of common stock remaining. The Company will also be unable to issue warrants to consultants, or stock options to employees, executive officers and directors, which are critical means of compensating and incentivizing the Company’s business partners and management, and aligning management’s interests with those of the Company’s stockholders.

The Company has put forth the Proposal primarily due to the urgent need for additional authorized shares of common stock to support its capital raising and other business initiatives. Even if the ProstaGene Transaction were not occurring at this time, the Company would have nonetheless included in the Preliminary Proxy Statement a proposal to increase the number of authorized shares of the Company’s common stock. There is a critical need for the increased authorized shares independent of the Company’s obligations in the ProstaGene Transaction, which (again) will close on its terms regardless of the outcome of the stockholder vote on the Proposal, as described in greater detail below.

II.	The ProstaGene Transaction is not conditioned upon approval of the Proposal and will close regardless of the outcome of the stockholder vote.

Note A of Schedule 14A provides that when information with respect to any matter to be acted on which involves other matters with respect to which disclosures are called for by other items of Schedule 14A, then the disclosures required by such other items also shall be given. As a specific example, Note A provides that, when a solicitation seeking approval of additional securities is for the purpose of acquiring another company, and when the stockholders will not have a separate opportunity to vote on the transaction, then the solicitation will be considered to be a solicitation seeking approval of the acquisition as well. This guidance is not applicable to the current fact pattern, because the increase in authorized shares is not a closing condition of the ProstaGene Transaction, and the ProstaGene Transaction will close regardless of the outcome of the stockholder vote on the authorized share increase.

Unlike other situations where the vote on the proposal being submitted to the stockholders could affect whether or not the transactions are consummated, the Company could and will consummate the ProstaGene Transaction even if the stockholders reject the Proposal. Because Section 251(g) of the Delaware General Corporation Law (the “DGCL”) does not require stockholder approval for the ProstaGene Transaction, and the Company’s board of directors (the “Board”) has previously unanimously approved the transaction, the only aspect of the ProstaGene Transaction which will be affected by the Proposal is the form of the transaction consideration to be paid out by the Company. If the Company’s authorized common stock is increased to at least 500,000,000 shares prior to the closing of the transaction, the Company will issue 27,000,000 shares of its common stock. If it is not increased to such a level prior to the closing of the transaction, the Company will issue newly designated shares of Series C Convertible Preferred Stock. As already disclosed in the Preliminary Proxy Statement, the Series C Convertible Preferred Stock will automatically convert into shares of the Company’s common stock upon the Company’s authorized common stock being increased to at least 500,000,000 shares, whether this be at the Annual Meeting or some other point in the future. The terms of the Series C Convertible Preferred Stock, in particular the redemption terms, which are already disclosed in the Preliminary Proxy Statement, may be material to the stockholders’ consideration of whether or not to approve the Proposal. However, the consummation of the ProstaGene Transaction is in no way dependent on stockholder approval of the Proposal.

The Company is aware of similar instances where the Staff has concluded that Note A disclosures are not germane to a particular stockholder proposal, because the closing of an acquisition was not conditioned on the outcome of the stockholder vote. For example, please refer to the comment response from Manhattan Pharmaceuticals, Inc., filed October 20, 2009, and the comment response from Encompass Group Affiliates, Inc., filed January 9, 2008.

In light of the foregoing, because the authorization of the additional shares of common stock is not a condition or a requirement of, and will have no impact on, the completion of the ProstaGene Transaction, and such authorization is not in contemplation of an exchange, merger, consolidation, acquisition or similar transaction, the Company does not believe that Note A of Schedule 14A applies.

III.	The Preliminary Proxy already includes the material information that would be required to be added by Items 11(e), 13 and 14 of Schedule 14A.

The Company maintains that the assets purchased in the ProstaGene Transaction do not qualify as a “business” for purposes of the reporting requirements of Item 3-05 of Regulation S-X, or otherwise constitute a material transaction that would in any way change the nature of the stockholders’ investment in the Company. As a result, the Company believes that, even if Note A of Schedule 14A were deemed to be applicable to the ProstaGene Transaction, the disclosures in the Preliminary Proxy Statement already include any material information that would be required to be added by Items 11(e), 13 and 14 of Schedule 14A.

In general, Item 3-05 of Regulation S-X requires the filing of pre-acquisition historical financial statements when the acquisition of a significant “business” has occurred or is probable. The determination of what constitutes a business for reporting purposes is made by reference to the definition of “business” in Item 11-01(d) of Regulation S-X, which states:

[T]he term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following: (1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or (2) Whether any of the following attributes remain with the component after the transaction: (i) Physical facilities, (ii) Employee base, (iii) Market distribution system, (iv) Sales force, (v) Customer base, (vi) Operating rights, (vii) Production techniques, or (viii) Trade names.

According to Staff guidance, the evaluation of whether an acquisition constitutes a business “focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition” (see Note to Section 2010.2 of the Financial Reporting Manual).

When evaluated in light of the foregoing standards, it is clear that no “business” is being acquired. No continuity of operations exists between ProstaGene, LLC (“ProstaGene”) and the post-acquisition assets purchased by the Company. ProstaGene is an extremely early-stage biotechnology company, with zero revenue producing operations for the prior four years, other than a recent immaterial single limited clinical research contract with the Company.2 ProstaGene has zero employees and only 512 square feet of leased lab space in a research lab near Philadelphia, PA. The purchased assets consist of certain patents and other intellectual property rights relating to prostate cancer diagnostics and treatments, which are in various stages of pre-clinical and clinical development, and none of which currently generates any revenue. The Company is also acquiring certain limited trademarks, trade names and other intellectual property (e.g., a web URL address) relating to the name “ProstaGene”; however the Company does not anticipate to use any such trademarks or related intellectual property going forward. As of June 30, 2018 and December 31, 2017, the purchased assets were carried on ProstaGene’s financial statements with zero aggregate book value.

Rather than constituting the acquisition of any business, a principal purpose of the ProstaGene Transaction is the hiring of Dr. Pestell as Chief Medical Officer of the Company. Dr. Pestell is an extremely prominent research academic in the field of prostate cancer diagnostics and therapeutics aimed at blocking cancer metastasis by blocking CCR5. It is anticipated that the GAAP accounting treatment of the transaction will result in as much as one-third of the transaction consideration to be accounted for as compensation expense and not assets, to be amortized over the three year term of an employment agreement that Dr. Pestell is required to enter into upon closing the ProstaGene Transaction.

The Company therefore believes that it is not acquiring any “business” within the meaning of Item 3-05 of Regulation S-X, as determined according to the guidelines set forth in Item 11-01(d) of Regulation S-X. Consequently, no separate financial statements of ProstaGene (or otherwise relating to any purchased assets), and no pro forma financial information of the Company, is required to be presented under Item 3-05 of Regulation S-X or would be otherwise material to its stockholders.3

[2]

ProstaGene in fact outsourced its obligations under this contract to a third-party research institution, with which Dr. Pestell has a very close working relationship. The Company will assume this contract and will have direct privity of contract with this third-party research institution going forward. Since this is a contract with the Company, there will be no continuing revenues to the Company pursuant to the contract following the closing of the ProstaGene Transaction.

[3]

The other information required by Items 11(e) and 13 of Schedule 14A is included in the Company’s annual report for the year ended May 31, 2018 (and in the Form 10-K filed with the Commission on July 27, 2018), copies of which will be mailed to stockholders along with the definitive proxy statement for the Annual Meeting, as is the Company’s standard practice.

For similar reasons, the Company also believes that any additional disclosure required by Item 14 of Schedule 14A would not be meaningful to its stockholders, inasmuch as the consummation of the ProstaGene Transaction does not fundamentally alter the nature of a stockholder’s investment in the Company. Following the ProstaGene Transaction, the Company will remain an early stage biotechnology company whose main drug candidate, PRO 140, is being developed for the treatment of HIV and cancer, as well as certain immunological indications (including Graft-Versus-Host-Disease). The Company had already announced, prior to negotiating the ProstaGene Transaction, that it had expanded its strategic focus to include cancer indications, and the Company had already obtained preliminary results of certain previously commissioned cancer-related studies of PRO 140. The assets purchased as a result of the ProstaGene Transaction will simply support the Company’s clinical development approach, not alter it. Either way, stockholders continue to own interests in an early stage biotechnology company whose clinical product candidate PRO 140 is being developed for the treatment of HIV, cancer and certain immunological diseases. As a result, the Company believes that the consummation of the ProstaGene Transaction does not fundamentally alter the business it conducts or the nature of stockholders’ investment.4

In light of the foregoing, the Company believes that its existing disclosures relating to the terms of the Series C Convertible Preferred Stock highlight the most pertinent issues for stockholders in considering whether or not to vote to approve the Proposal. Any additional disclosure regarding the ProstaGene Transaction is not required and not meaningful.5 If additional disclosures were included, the Company believes it would place undue prominence on the ProstaGene Transaction itself, at the expense of highlighting the most pertinent issues – namely, the urgent need for additional authorized capital to fund the Company’s ongoing business operations, and the risks associated with issuing Series C Convertible Preferred Stock as consideration in the ProstaGene transaction.

[4]

Although the ProstaGene Transaction does involve a holding company reorganization under Section 251(g) of the DGCL, a number of other factors similarly support that the nature of stockholders’ investment in the Company remains unchanged by the overall transaction: (a) stockholders are not entitled to dissenters’ appraisal rights under the DGCL relating to the reorganization or the ProstaGene Transaction; (b) in the reorganization, stockholders will receive securities in the new holding company of the same class, evidencing the same proportional interests (economic, voting and otherwise), as those held in the Company beforehand; (c) the new holding company is being formed for the sole purpose of effecting the reorganization and the ProstaGene Transaction and has no significant assets or liabilities; (d) but for the addition of Dr. Pestell described above, the board of directors and management of the new holding company will be identical to the board of directors and management of the Company prior to the reorganization; (e) other than the limited additional assets of ProstaGene described above, immediately following consummation of the ProstaGene Transaction, on a consolidated basis, the new holding company will have substantially the same assets and liabilities as the Company had before the ProstaGene transaction.

[5]

The information otherwise required by Item 14(c) is not required, because no stockholder vote (of either party) is occurring with respect to the ProstaGene Transaction. The Company believes that the financial and other background information otherwise required by Item 14(b) is not meaningful, for similar reasons as under Item 3-05 of Regulation S-X, or has been presented in a sufficient level of detail to meaningfully inform the stockholders’ vote.

Because the ProstaGene Transaction (1) is not an acquisition of a business under Regulation S-X, (2) does not fundamentally alter the nature of the stockholders’ investment in the Company and (3) will be consummated regardless of the outcome of the stockholder vote on the Proposal, for the reasons described above, the Company believes that any further information would only serve to distract stockholders from the issues most germane to a consideration of whether or not to approve the Proposal.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

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